

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2022

Michael Blend
Chief Executive Officer
System1, Inc.
4235 Redwood Avenue
Marina Del Rey, CA 90066

      Re: System1, Inc.
           Registration Statement on Form S-1
           Filed February 9, 2022
           File No. 333-262608

Dear Mr. Blend:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology

cc: Steven B. Stokdyk, Esq.